Exhibit 99.1

(AMEN) Amen Properties, Inc. Files SEC form 10-KSB

     MIDLAND, Texas - Amen Properties, Inc. (NASDAQ:AMEN) The Company filed its required annual report on form 10-KSB today. For the year ended December 31, 2004 the Company showed net income of $801,255 or $.36 per share as compared to $391,829, or $.19 per share for the same period ended December 31, 2003. During 2004 the Company acquired an additional 6.485533% of TCTB limited partnership, purchased a twelve floor multi-tenant office building in downtown Midland, Texas, funded a new start-up company W Power and sold its undivided interest a building that was distributed by TCTB to its partners. The increase in net income of $409,426 from 2003 to 2004 is mainly due to the increase in the Company's partnership interest in TCTB and the sale of the Company's undivided interest in the building. However, the Company incurred additional expenses during 2004 which it did not incur during 2003. For the first time in the Company's history the Company tithed approximately $40,000 to two separate National Christian Organizations, Young Life and Campus Crusade for Christ and accrued tithing for 2004 of approximately $89,000 will be tithed during 2005. The Company's By-Laws state the Company will tithe an amount that will approximate 10% of net income. Additionally during 2004 the Company entered into the retail electricity market in Texas by forming a new wholly owned subsidiary, W Power, to compete in the Texas market. The start-up costs incurred during 2004 associated with the new wholly owned subsidiary were approximately $157,000. Currently the Company has a net operating tax loss ("NOL") carry forward in excess of $29 million. Management believes the present value of this NOL is between at $2.5 to $5 million and has been diligent in its efforts to ensure its preservation and utilization. The Company was able to offset 2003's taxable income against the NOL and expects to offset the Company's 2004 income against the NOL.



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